Exhibit 99.5

0 DENISON MINES CORP. ANNUAL MEETING TUESDAY, MAY 12, 2026 AT 11:30 A.M. EDT **ISSUER COPY ** FOR HOLDERS AS OF MARCH 24, 2026 248356107 1-800-454-8683 * ISSUER CONFIRMATION COPY - INFO ONLY * MAY 08, 2026 _______________ FOR WITHHOLD 1 01-Jinsu Baik 0 0 _______________ 02-Wes Carson 0 0 _______________ 03-David Cates 0 0 _______________ 04-Ken Hartwick 0 0 _______________ 05-David Neuburger 0 0 _______________ 06-Laurie Sterritt 0 0 _______________ _______________ FOR WITHHOLD 07-Jennifer Traub 0 0 _______________ 08-Patricia Volker 0 0 _______________ 2 To consider a non-binding advisory resolution on the Company's RECOMMENDATION: FOR approach to executive compensation. See the section entitled "Advisory Vote on the Company's Approach to Executive Compensation" in the Circular. 3 Reappointment of KPMG LLP as auditors for the ensuing year and RECOMMENDATION: FOR authorizing the Board of Directors to fix the auditor remuneration. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 2 0 0 0 0 0 FOR AGAINST FOR WITHHOLD 101010101010101010101010101010101010 111010000110100101110010000100100001 111110010000100110100010010000100100 111000011001001101101000010010000111 101001011111100000101001000010010100 100001011000110011100001001000000111 100100011000000010100100001001011010 100101010001001001100100100000000001 110110100100001000110000100100001000 111110000100100001110010000011100001 110010010000100100100010011000111010 111000010010000101101000000111000101 101001000110010000101001010101100000 100001001000010011100001000010110011 100100001001000010100100101111001110 100100100001001001100110010011100001 110000100100001000110111101001010100 111111111111111111111111111111111111 101010101010101010101010101010101010 110010000100100001101001101111000101 100010010000110100110000011100000010 101000010010001111101100011110010101 101001000010111000110110000000100000 100001001000000101100111111100101011 100100001001011000111100001010011110 100100100001011001100100101011010001 110000100100111100100111000011101000 110010000001111101110110110010010011 100000001001100110101111000111111010 101001001001001001110001000010000101 101011111000101000101110011000111000 101011100100100101100000001010011011 111010110010000000100110111010010000 100100101011100011111100101001001001 100000100100101110101000101100001010 111111111111111111111111111111111111

DENISON MINES CORP. ANNUAL MEETING TUESDAY, MAY 12, 2026 AT 11:30 A.M. EDT ** ISSUER COPY ** 2 2 248356107 2 2 51 MERCEDES WAY EDGEWOOD NY 11717 offices of Denison Mines Corp. 40 University Avenue, Suite 1100 Toronto, Ontario DENISON MINES CORP. 40 UNIVERSITY AVENUE, SUITE 1100 TORONTO, ON M5J 1T1 CANADA 101010101010101010 11 0101111100100001 1110 11110010100100 111000 010110000111 10110010 0010010100 1010010010 00010111 111100000000 101000 10110010011000 1101 1110001110011011 00 111010111010100011 111110001011001100 1 11011010110011011 110 001011010001110 10000 0110110011101 1100110 10101111010 111100000 001000011 10000111100 0001000 1111111111111 11111 P48638- 10 0 0 10 0 0 10 0 111 10 0 0 10 0 0 10 0 111

0 DENISON MINES CORP. ANNUAL MEETING TUESDAY, MAY 12, 2026 AT 11:30 A.M. EDT **ISSUER COPY ** FOR HOLDERS AS OF MARCH 24, 2026 248356792 1-800-454-8683 * ISSUER CONFIRMATION COPY - INFO ONLY * MAY 08, 2026 _______________ FOR WITHHOLD 1 01-Jinsu Baik 0 0 _______________ 02-Wes Carson 0 0 _______________ 03-David Cates 0 0 _______________ 04-Ken Hartwick 0 0 _______________ 05-David Neuburger 0 0 _______________ 06-Laurie Sterritt 0 0 _______________ _______________ FOR WITHHOLD 07-Jennifer Traub 0 0 _______________ 08-Patricia Volker 0 0 _______________ 2 To consider a non-binding advisory resolution on the Company's RECOMMENDATION: FOR approach to executive compensation. See the section entitled "Advisory Vote on the Company's Approach to Executive Compensation" in the Circular. 3 Reappointment of KPMG LLP as auditors for the ensuing year and RECOMMENDATION: FOR authorizing the Board of Directors to fix the auditor remuneration. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 2 0 0 0 0 0 FOR AGAINST FOR WITHHOLD 101010101010101010101010101010101010 111010000110100101110010000100100001 111110010000100110100010010000100100 111000011001001101101000010010000111 101001011111100000101001000010010100 100001011000110011100001001000000111 100100011000000010100100001001011010 100101010001001001100100100000000001 110110100100001000110000100100001000 111110000100100001110010000011100001 110010010000100100100010011000111010 111000010010000101101000000111000101 101001000110010000101001010101100000 100001001000010011100001000010110011 100100001001000010100100101111001110 100100100001001001100110010011100001 110000100100001000110111101001010100 111111111111111111111111111111111111 101010101010101010101010101010101010 110010000100100001101001101111000101 100010010000110100110000011100000010 101000010010001111101100011110010101 101001000010111000110110000000100000 100001001000000101100111111100101011 100100001001011000111100001010011110 100100100001011001100100101011010001 110000100100111100100111000011101000 110010000001111101110110110010010011 100000001001100110101111000111111010 101001001001001001110001000010000101 101011111000101000101110011000111000 101011100100100101100000001010011011 111010110010000000100110111010010000 100100101011100011111100101001001001 100000100100101110101000101100001010 111111111111111111111111111111111111

DENISON MINES CORP. ANNUAL MEETING TUESDAY, MAY 12, 2026 AT 11:30 A.M. EDT ** ISSUER COPY ** 3 3 248356792 3 3 51 MERCEDES WAY EDGEWOOD NY 11717 offices of Denison Mines Corp. 40 University Avenue, Suite 1100 Toronto, Ontario DENISON MINES CORP. 40 UNIVERSITY AVENUE, SUITE 1100 TORONTO, ON M5J 1T1 CANADA 101010101010101010 11 0101111100100001 1110 11110100100100 111000 010000000111 10110010 0010010100 1010010010 00010111 111100000000 101100 10110010011011 1001 1110001010011100 00 111010011011001001 111100001011110000 1 11010100111111011 111 001100100010110 10100 1100001110101 1110011 10000011100 111100000 101000001 11100111110 0001000 1111111111111 11111 P48638- 10 0 110 0 110 0 111 10 0 110 0 110 0 111